UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Month of March 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

On March 18, 2025, Check Point Software Technologies Ltd. (the “Company”) submitted a tender bid, together with Israel Canada (T.R.) Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange (“Israel Canada”), for the long-term prepaid lease of a land lot in Tel Aviv, Israel, which is adjacent to the Company’s headquarters in Tel Aviv (the “Land Lot”).

The tender is being conducted by the Tel Aviv-Jaffa Municipality and the Israel Electric Company Ltd., and the combined bid of the Company and Israel Canada was for NIS 818 million (approximately $224 million) plus Israeli VAT. Based on the information available to the Company to date, the Company believes the combined bid of the Company and Israel Canada is expected to be the winning bid in the tender. The official results are expected to be announced by the Tender Committee in due course and the tender award remains subject to the approval of the Tender Committee, the Tel Aviv-Jaffa Municipality and the Israel Electric Company Ltd.

If awarded, the Company intends to develop the commercial portion of the Land Lot, a unique piece of land walking distance from the Company’s current campus in Tel Aviv and connected by a park, in line with the Company’s expansion plans for coming years.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to the Company’s bid being declared the winning bid in the tender offer, the Company’s ability to successfully develop the Land Lot in a timely manner or at all and the expected development capacity of the Land Lot. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on March 17, 2025. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: March 18, 2025